**TENNYSON**
NETWORKS LIMITED

02 SEP 13 AM 9:47

September 13, 2002

By Facsimile
0015 1 202 942 9624
23 pages

Securities and Exchange Commissio
Division of Corporation Finance
Office of International Corporation F
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

02049980

SUPPL

Dear Sir/Madam

**Re: Tennyson Networks Limited - File # 82-5138**

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Tennyson Networks Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since 13 December 2000, the date of its application for an exemption from Rule 12g3-2(b) of the Securities Exchange Act:

1. Announcement to ASX dated September 13, 2002 re Accor Australia selects PowerSOX.
2. Announcement to ASX dated September 13, 2002 re Financial Results.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

If you have any questions or comments, please call the undersigned at +61 3 8558 0424.

Yours sincerely

R.A. PULLIA
Company Secretary

Enclosure

TENNYSON NETWORKS LIMITED A.C.N. 009 805 298
14 BUSINESS PARK DRIVE, NOTTING HILL, VIC, 3168, AUSTRALIA.
TEL +61-3- 8558 0424 FAX +61-3- 8558 0484
email: tny@tennyson.com.au

TENNYSON NETWORKS LIMITED

# Accor Australia selects Tennyson's PowerSOX customer contact solution for its Advantage Plus loyalty programme

**Melbourne, September 13, 2002 –** Tennyson Networks Ltd (ASX: TNY) today announced PowerSOX has been selected as the customer contact solution for Accor Australia's Advantage Plus loyalty programme.

Accor's Advantage Plus is Australia's number one hotel loyalty programme with more than 100,000 members. The Accor group operates over 100 hotels and resorts covering all prime business and holiday destinations within Australia and New Zealand.

Accor will use PowerSOX to allow Advantage Plus members to better access a range of benefits, including discounts and special deals at hotels, resorts and restaurants. Accor hotel brands include Sofitel, Novotel, Mercure, All Seasons, Coralia, Ibis and Formule 1.

Advantage Plus Managing Director, Mr. Bob McCartney, said: "We chose PowerSOX for its impressive functional and cost performance. Trials have demonstrated significant productivity gains.

"PowerSOX will be installed in our several sites across Australia and together with the SOX Smart Office Exchange we will have up to 200 users."

Mr Leigh Coleman, CEO of Tennyson Networks, sees this order as another significant win for Tennyson and follows on from the recent selection of PowerSOX as the customer contact solution for Dun & Bradstreet Australasia's expanding receivables management business.

"We are thrilled to be partnering with Accor's Advantage Plus to deliver a comprehensive solution for their customer contact needs," he said.

Mr Coleman also stated that the Company today filed its Appendix 4B audited financial results for the year ended 30 June 2002 with the ASX.

"Our results were in line with the forecasts in last month's Shareholder Update, with sales revenue in the second half of the year recording a 50% increase compared to the December half year," he said.

Mr Coleman said the upward trend had continued into the new financial year.

While sales revenue for the year ended 30 June 2002 totalled $2.5 million, the sales order intake for August exceeded $650,000, bringing the total value of orders received in the past three months to $1.9 million.

***About Tennyson Networks Limited***

*Tennyson Networks Limited (ASX: TNY), through its wholly owned subsidiary Tennyson Technologies Pty Ltd, is a leader in the design, development, marketing and support of advanced communications products for information-centric businesses. Tennyson is a global pioneer of data/voice convergence technology and provides a complete business communications solution encompassing a Computer Telephony Integration (CTI) platform, Integrated Voice Response (IVR), unified communications and messaging, fax and remote access – the Smart Office eXchange (SOX). The SOX Virtual Phone is the first desktop telephony system for small-to-medium business to be accredited by Microsoft for integration with Microsoft Outlook and Microsoft Exchange 2000 Server. Tennyson's award-winning SOX platform has received international recognition at the prestigious Cebit event in Europe and CT Expo in the US, where it was judged "Best of Show". Tennyson continues to build on the SOX platform with new applications, including PowerSOX, a customer contact centre solution. Tennyson is based in Melbourne, Australia with international distributors in the United Kingdom, New Zealand and South Africa. SOX products have been sold in 22 countries.*

**Tennyson Contact:**
Leigh Coleman
Chief Executive Officer
Tel: +61 3 8558 0400

**Media Contact:**
Jeff Bird
Bird & Hill Public Relations
Tel: +61 2 9954 0555

TENNYSON NETWORKS LIMITED

# Market Announcement and News Release

## Financial results for the year ended 30 June 2002

**Melbourne, September 13, 2002.**

Sales revenue for the year ended 30 June 2002 was $2.5 million compared to $3.2 million in the previous year, a reduction of $0.7 million. This arose primarily as a result of the closure of the overseas operations. Sales revenue for the second half of the financial year was $1.5 million. This was a significant increase of 50% on sales revenue of $1 million recorded in the first half.

Tennyson's consolidated loss of $4.9 million was a $7.3 million reduction on the previous year's loss of $12.2 million. The year's loss included a $2 million non-cash write-off relating to R & D costs capitalised in prior years.

Tennyson completed two capital raising programs and continued its objective of reducing costs and improving efficiencies. This was reflected in the large reduction in operating expenses of $6.4 million.

The Company continued to focus on building awareness and distribution channels for SOX and adding business communication solutions to the SOX platform. Tennyson commenced selling direct to end-users and appointing Premium Resellers in selected markets. In addition, Tennyson continued to distribute SOX through its Reseller Channel Partners. The benefits of this strategy were:

- an increase in sales revenue in the second half of the financial year;
- a significant increase in gross margin contribution; and
- an increase in the volume of sales orders, particularly towards the end of the financial year.

The upward trend in order intake has continued into the new financial year with sales orders for August exceeding $650,000. The total value of orders received for the three months ended August was $1.9 million.

Tennyson is seeking to enhance its product line by further improvement to the SOX product offering. The Company has produced a prototype aimed at the 8 – 10 user key system and basic PBX markets. This product will be able to deliver full CTI capability at a very competitive price. Tennyson anticipates bringing this product to market in early 2003.

During the year Tennyson also launched PowerSOX, a customer contact centre solution targeting the SME market.

Rules 4.1, 4.3

# Appendix 4B

## Preliminary final report

Introduced 30/6/2002.

Name of entity

**TENNYSON NETWORKS LIMITED**

| ABN or equivalent company reference | Half yearly (tick) | Preliminary final (tick) | Financial year ended ('current period') |
|---|---|---|---|
| 98 009 805 298 | | ✓ | 30 JUNE 2002 |

### For announcement to the market

*Extracts from this report for announcement to the market (see note 1).*

| | | | | $A'000 |
|---|---|---|---|---|
| Revenues from ordinary activities *(item 1.1)* | down | 16.5% | to | 2,829 |
| Profit (loss) from ordinary activities after tax attributable to members *(item 1.22)* | down | 60% | to | (4,882) |
| Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))* | (loss) of | | | Nil |
| Net profit (loss) for the period attributable to members *(item 1.11)* | down | 60% | to | (4,882) |

| Dividends (distributions) | Amount per security | Franked amount per security |
|---|---|---|
| Final dividend *(Preliminary final report only - item 15.4)*<br>Interim dividend *(Half yearly report only - item 15.6)* | N/a ¢ | N/a ¢ |
| Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)* | N/a ¢ | N/a ¢ |

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: N/a

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

+ See chapter 19 for defined terms.

## Condensed consolidated statement of financial performance

| | | Current period - $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 1.1 | Revenues from ordinary activities *(see items 1.23 & 1.26)* | 2,829 | 3,387 |
| 1.2 | Expenses from ordinary activities (*see items 1.24 & 1.27 - 1.32* ) | (7,576) | (15,511) |
| 1.3 | Borrowing costs *(see item 1.33)* | (135) | (64) |
| 1.4 | Share of net profits (losses) of associates and joint venture entities (*see item 16.7*) | - | |
| 1.5 | **Profit (loss) from ordinary activities before tax** | **(4,882)** | **(12,188)** |
| 1.6 | Income tax on ordinary activities | - | - |
| 1.7 | **Profit (loss) from ordinary activities after tax** | **(4,882)** | **(12,188)** |
| 1.8 | Profit (loss) from extraordinary items after tax (*see item 2.5*) | - | - |
| 1.9 | **Net profit (loss)** | **(4,882)** | **(12,188)** |
| 1.10 | Net profit (loss) attributable to outside +equity interests | - | - |
| 1.11 | **Net profit (loss) for the period attributable to members** | **(4,882)** | **(12,188)** |
| | **Non-owner transaction changes in equity** | | |
| 1.12 | Increase (decrease) in revaluation reserves | - | - |
| 1.13 | Net exchange differences recognised in equity | | |
| 1.14 | Other revenue, expense and initial adjustments recognised directly in equity (attach details) | | |
| 1.15 | Initial adjustments from UIG transitional provisions | | |
| 1.16 | Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15) | - | - |
| 1.17 | **Total changes in equity not resulting from transactions with owners as owners** | - | - |

| **Earnings per security (EPS)** | | Current period | Previous corresponding Period |
|---|---|---|---|
| 1.18 | Basic EPS (loss) | (5.15) cents | (29.88) cents |
| 1.19 | Diluted EPS (loss) | (5.15) cents | (29.88) cents |
| | | | |

+ See chapter 19 for defined terms.

## Notes to the condensed consolidated statement of financial performance

## Profit (loss) from ordinary activities attributable to members

| | | Current period – $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 1.20 | Profit (loss) from ordinary activities after tax *(item 1.7)* | (4,882) | (12,188) |
| 1.21 | Less (plus) outside +equity interests | - | - |
| **1.22** | **Profit (loss) from ordinary activities after tax, attributable to members** | **(4,882)** | **(12,188)** |

## Revenue and expenses from ordinary activities

*(see note 15)*

| | | Current period – $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 1.23 | Revenue from sales | 2,500 | 3,235 |
| 1.24 | Cost of sales | (1,264) | (2,775) |
| 1.25 | Gross Profit | 1,236 | 460 |
| 1.26 | Other revenues | 329 | 152 |
| 1.27 | Distribution expenses | (21) | (280) |
| 1.28 | Marketing expenses | (1,301) | (1,526) |
| 1.29 | Occupancy expenses | (165) | (287) |
| 1.30 | Administrative expenses | (1,291) | (2,064) |
| 1.31 | Product improvement and support expenses | (1,029) | (1,146) |
| 1.32 | Other expenses | (2,505) | (7,433) |
| 1.33 | Borrowing costs | (135) | (64) |
| **1.34** | **Profit from ordinary activities before tax** | **(4,882)** | **(12,188)** |

## Consolidated retained profits

| | | Current period - $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 1.35 | Retained profits (accumulated losses) at the beginning of the financial period | (28,757) | (16,569) |
| 1.36 | Net profit (loss) attributable to members *(item 1.11)* | (4,882) | (12,188) |
| 1.37 | Net transfers from (to) reserves *(details if material)* | - | - |
| 1.38 | Net effect of changes in accounting policies | - | - |
| 1.39 | Dividends and other equity distributions paid or payable | | - |
| **1.40** | **Retained profits (accumulated losses) at end of financial period** | **(33,639)** | **(28,757)** |

+ See chapter 19 for defined terms.

## Intangible and extraordinary items

| | | Consolidated - current period | | | |
|---|---|---|---|---|---|
| | | Before tax $A'000 (a) | Related tax $A'000 (b) | Related outside +equity interests $A'000 (c) | Amount (after tax) attributable to members $A'000 (d) |
| 2.1 | Amortisation of goodwill | - | - | - | - |
| 2.2 | Amortisation of other intangibles | - | - | - | - |
| 2.3 | **Total amortisation/write off of intangibles** | - | - | - | - |
| 2.4 | Extraordinary items (details) | - | - | - | - |
| 2.5 | **Total extraordinary items** | - | - | - | - |

## Comparison of half year profits

*(Preliminary final report only)*

| | | Current year - $A'000 | Previous year - $A'000 |
|---|---|---|---|
| 3.1 | Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report) | (2,117) | (4,933) |
| 3.2 | Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year | (2,765) | (7,255) |

+ See chapter 19 for defined terms.

| Condensed consolidated statement of financial position | | At end of current period $A'000 | As shown in last annual report $A'000 | As in last half yearly report $A'000 |
|---|---|---|---|---|
| | **Current assets** | | | |
| 4.1 | Cash | 533 | 120 | 1,493 |
| 4.2 | Receivables | 1,015 | 139 | 480 |
| 4.3 | Investments | - | 8,520 | - |
| 4.4 | Inventories | 1,573 | 1,155 | 1,170 |
| 4.5 | Other (provide details if material) | 59 | - | - |
| 4.6 | **Total current assets** | **3,180** | **9,934** | **3,143** |
| | **Non-current assets** | | | |
| 4.10 | Other property, plant and equipment (net) | 106 | 151 | 87 |
| 4.11 | Other – Capitalised Research & Development ) | - | 2,046 | 1,574 |
| 4.12 | **Total non-current assets** | **106** | **2,197** | **1,661** |
| 4.13 | **Total assets** | **3,286** | **12,131** | **4,804** |
| | **Current liabilities** | | | |
| 4.20 | Payables | 1,145 | 2,193 | 605 |
| 4.21 | Interest bearing liabilities | - | 508 | 670 |
| 4.22 | Provisions exc. tax liabilities | 216 | 8,699 | 175 |
| 4.23 | **Total current liabilities** | **1,361** | **11,400** | **1,450** |
| | **Non-current liabilities** | | | |
| 4.30 | Other (provide details if material) | 27 | 35 | 35 |
| 4.31 | **Total non-current liabilities** | **27** | **35** | **35** |
| 4.32 | **Total liabilities** | **1,388** | **11,435** | **1,485** |
| 4.33 | **Net assets** | **1,898** | **696** | **3,319** |
| | **Equity** | | | |
| 4.34 | Capital/contributed equity | 35,527 | 29,443 | 34,183 |
| 4.35 | Reserves | 10 | 10 | 10 |
| 4.36 | Retained profits (accumulated losses) | (33,639) | (28,757) | (30,874) |
| 4.37 | **Equity attributable to members of the parent entity** | **1,898** | **696** | **3,319** |
| 4.38 | Outside equity interests in controlled entities | - | - | - |
| 4.39 | **Total equity** | **1,898** | **696** | **3,319** |
| 4.40 | Preference capital included as part of 4.37 | - | - | - |

+ See chapter 19 for defined terms.

## Exploration and evaluation expenditure capitalised

*(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)*

| | | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 5.1 | Opening balance | | |
| 5.2 | Expenditure incurred during current period | | |
| 5.3 | Expenditure written off during current period | | |
| 5.4 | Acquisitions, disposals, revaluation increments, etc. | | |
| 5.5 | Expenditure transferred to Development Properties | | |
| **5.6** | **Closing balance as shown in the consolidated balance sheet** *(item 4.12)* | **Not Applicable** | **Not Applicable** |

## Development properties

*(To be completed only by entities with mining interests if amounts are material)*

| | | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 6.1 | Opening balance | | |
| 6.2 | Expenditure incurred during current period | | |
| 6.3 | Expenditure transferred from exploration and evaluation | | |
| 6.4 | Expenditure written off during current period | | |
| 6.5 | Acquisitions, disposals, revaluation increments, etc. | | |
| 6.6 | Expenditure transferred to mine properties | | |
| **6.7** | **Closing balance as shown in the consolidated balance sheet** *(item 4.13)* | **Not Applicable** | **Not Applicable** |

+ See chapter 19 for defined terms.

## Condensed consolidated statement of cash flows

| | | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| | **Cash flows related to operating activities** | | |
| 7.1 | Receipts from customers | 1,976 | 3,171 |
| 7.2 | Payments to suppliers and employees | (7,262) | (9,108) |
| 7.3 | Dividends received from associates | - | - |
| 7.4 | Other dividends received | - | - |
| 7.5 | Interest and other items of similar nature received | 65 | 109 |
| 7.6 | Interest and other costs of finance paid | (135) | (48) |
| 7.7 | Income taxes paid | - | - |
| 7.8 | Other Income | 254 | 41 |
| **7.9** | **Net operating cash flows** | **(5,102)** | **(5,835)** |
| | **Cash flows related to investing activities** | | |
| 7.10 | Payment for purchases of property, plant and equipment | (71) | (71) |
| 7.11 | Proceeds from sale of property, plant and equipment | 10 | 5 |
| 7.12 | Loans repaid by other entities | - | - |
| 7.13 | Other – payments for R&D expenditure | - | (2,829) |
| **7.14** | **Net investing cash flows** | **(61)** | **(2,895)** |
| | **Cash flows related to financing activities** | | |
| 7.15 | Proceeds from Share Plan Participants | - | 93 |
| 7.16 | Proceeds from issues of +securities (shares, options, etc.) | 6,455 | 7,432 |
| 7.17 | Proceeds from borrowings | 500 | 500 |
| 7.18 | Repayment of borrowings | (1,000) | - |
| 7.19 | Repayment of hire purchase/lease | (8) | (2) |
| 7.20 | Other (provide details if material) | (371) | (275) |
| **7.21** | **Net financing cash flows** | **5,576** | **7,748** |
| 7.22 | **Net increase (decrease) in cash held** | **413** | **(982)** |
| 7.23 | Cash at beginning of period *(see Reconciliation of cash)* | 120 | 1,102 |
| 7.24 | Exchange rate adjustments to item 7.25. | - | - |
| 7.25 | **Cash at end of period** *(see Reconciliation of cash)* | **533** | **120** |

## Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

| |
|---|
| Not applicable |

+ See chapter 19 for defined terms.

## Reconciliation of cash

| Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows. | | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 8.1 | Cash on band and at bank | 124 | 16 |
| 8.2 | Deposits at call | 409 | 104 |
| **8.5** | **Total cash at end of period** *(Item 7.25)* | **533** | **120** |

## Other notes to the condensed financial statements

| **Ratios** | | Current period | Previous corresponding period |
|---|---|---|---|
| 9.1 | **Profit before tax / revenue**<br>Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*) | (173%) | (360%) |
| 9.2 | **Profit after tax / +equity interests**<br>Consolidated net profit (loss) from ordinary activities after tax attributable to members (*Item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*Item 4.37*) | (257%) | (367%) |

## Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

| | |
|---|---|
| Basic EPS | |
| (a) Loss from Ordinary activities after tax | 4,881,871 |
| (b) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS | 94,789,892 |
| Diluted EPS<br>Not applicable | |

| **NTA backing**<br>*(see note 7)* | | Current period | Previous corresponding period |
|---|---|---|---|
| 11.1 | Net tangible asset backing per +ordinary security | 1.45 cents | (3.05) cents |

+ See chapter 19 for defined terms.

## Discontinuing Operations

*(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)*

12.1 Discontinuing Operations

Not applicable

## Control gained over entities having material effect

| | | |
|---|---|---|
| 13.1 | Name of entity (or group of entities) | Not applicable |
| 13.2 | Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired | $ |
| 13.3 | Date from which such profit has been calculated | |
| 13.4 | Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period | $ |

## Loss of control of entities having material effect

| | | |
|---|---|---|
| 14.1 | Name of entity (or group of entities) | Not applicable |
| 14.2 | Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control | $ |
| 14.3 | Date to which the profit (loss) in item 14.2 has been calculated | |
| 14.4 | Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period | $ |
| 14.5 | Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control | $ |

+ See chapter 19 for defined terms.

## Dividends (in the case of a trust, distributions)

| | | |
|---|---|---|
| 15.1 | Date the dividend (distribution) is payable | Not applicable |
| 15.2 | +Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved) | - |
| 15.3 | If it is a final dividend, has it been declared? *(Preliminary final report only)* | - |

## Amount per security

| | | Amount per security | Franked amount per security at % tax (see note 4) | Amount per security of foreign source dividend |
|---|---|---|---|---|
| | *(Preliminary final report only)* | | | |
| 15.4 | **Final dividend:** Current year | - ¢ | - ¢ | - ¢ |
| 15.5 | Previous year | - ¢ | - ¢ | - ¢ |
| | *(Half yearly and preliminary final reports)* | | | |
| 15.6 | **Interim dividend:** Current year | - ¢ | - ¢ | - ¢ |
| 15.7 | Previous year | - ¢ | - ¢ | - ¢ |

## Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

| | | Current year | Previous year |
|---|---|---|---|
| 15.8 | +Ordinary securities | - ¢ | - ¢ |
| 15.9 | Preference +securities | - ¢ | - ¢ |

## Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

| | | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|---|
| 15.10 | +Ordinary securities *(each class separately)* | - | - |
| 15.11 | Preference +securities *(each class separately)* | - | - |
| 15.12 | Other equity instruments *(each class separately)* | - | - |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 15.13 Total | - | - |

The +dividend or distribution plans shown below are in operation.

| |
|---|
| Not applicable |

| | |
|---|---|
| The last date(s) for receipt of election notices for the +dividend or distribution plans | not applicable |

## Details of aggregate share of profits (losses) of associates and joint venture entities

| Group's share of associates' and joint venture entities': | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|
| 16.1 Profit (loss) from ordinary activities before tax | | |
| 16.2 Income tax on ordinary activities | | |
| **16.3 Profit (loss) from ordinary activities after tax** | | |
| 16.4 Extraordinary items net of tax | | |
| **16.5 Net profit (loss)** | | |
| 16.6 Adjustments | | |
| **16.7 Share of net profit (loss) of associates and joint venture entities** | Not applicable | Not applicable |

## Material interests in entities which are not controlled entities

| *Name of entity* | Percentage of ownership interest held at end of period or date of disposal | | Contribution to net profit (loss) (*item 1.9*) | |
|---|---|---|---|---|
| **17.1 Equity accounted associates and joint venture entities** | Current period | Previous corresponding period | Current period $A'000 | Previous corresponding period - $A'000 |
| | - | - | - | - |
| **17.2 Total** | | | | |
| 17.3 Other material interests | - | - | - | - |
| **17.4 Total** | | | | |

+ See chapter 19 for defined terms.

## Issued and quoted securities at end of current period

*(Description must include rate of interest and any redemption or conversion rights together with prices and dates)*

| | Category of +securities | Total number | Number quoted | Issue price per security (see note 14) (cents) | Amount paid up per security (see note 14) (cents) |
|---|---|---|---|---|---|
| 18.1 | Preference +securities *(description)* | NIL | NIL | N/A | N/A |
| 18.2 | Changes during current period<br>(a) Increases through issues<br>(b) Decreases through returns of capital, buybacks, redemptions | | | | |
| 18.3 | **+Ordinary securities** | 130,733,625 | 130,733,625 | Various | Various |
| 18.4 | Changes during current period<br>(a) Increases through issues<br>Issue of shares<br>Issue of shares<br>Conversions of options<br>Conversion of notes<br>Conversion of notes<br><br>(b) Decreases through returns of capital, buybacks | <br><br>43,760,135<br>15,000,000<br>1,100,000<br>7,703,081<br>18,925,217 | <br><br>43,760,135<br>15,000,000<br>1,100,000<br>7,703,081<br>18,925,217 | <br><br>$0.110<br>$0.040<br>$0.037<br>$0.043<br>$0.035 | <br><br>$0.110<br>$0.040<br>$0.037<br>$0.043<br>$0.035 |
| 18.5 | **+Convertible debt securities** | - | - | - | - |
| 18.6 | Changes during current period<br>(a) Increases through issues<br>(b) Decreases through securities matured, converted | <br>100<br>(100) | <br>-<br>- | Face value<br>$10,000 ea<br>$10,000 ea | <br>-<br>- |

+ See chapter 19 for defined terms.

| | | Total Number | Number Quoted | Exercise price | Expiry date |
|---|---|---|---|---|---|
| 18.7 | **Options** *(description and conversion factor)* | | | | |
| | Employee share option plan | 5,000 | - | $1.05 | 30/06/04 |
| | | 40,000 | - | $1.00 | 30/06/04 |
| | | 60,000 | - | $0.70 | 01/11/04 |
| | | 1,260,000 | - | $0.04 | 27/11/05 |
| | | 500,000 | - | $0.05 | 19/03/06 |
| | Other options | 4,700,000 | - | $0.11 | 31/12/03 |
| 18.8 | Issued during current period | 1,460,000 | - | $0.04 | 27/11/05 |
| | | 500,000 | - | $0.05 | 19/03/06 |
| | | 4,700,000 | - | $0.11 | 31/12/03 |
| 18.9 | Exercised during current period | 1,100,000 | - | $0.11 | 15/06/02 |
| 18.10 | Expired during current period | 259,750 | - | $0.60 | 16/12/01 |
| | | 145,000 | - | $1.00 | 30/06/04 |
| | | 199,000 | - | $0.70 | 01/11/04 |
| | | 200,000 | - | $0.04 | 27/11/05 |
| 18.11 | **Debentures** *(description)* | | | | |
| 18.12 | Changes during current period (a) Increases through issues | N/a | | | |
| | (b) Decreases through securities matured, converted | | | | |
| 18.13 | **Unsecured notes** *(description)* | | | | |
| 18.14 | Changes during current period | N/a | | | |
| | (a) Increases through issues | | | | |
| | (b) Decreases through securities matured, converted | | | | |

## Segment reporting

Refer to attachment.

## Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

### Basis of financial report preparation

*19.1* *If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting.* ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.* [Delete if preliminary final report.]

+ See chapter 19 for defined terms.

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

| |
|---|
| Refer to attached market announcement and news release. |

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

At a General Meeting of Shareholders held on 8 July 2002, shareholders approved the following:

a) an issue of 7,500,000 options, at nil consideration, to the placement investors to whom shares were issued on 30 May 2002;
b) an issue of $400,000 of secured convertible notes in the Company; and
c) an issue of 10,000,000 options, at nil consideration, to the holders of the secured convertible notes.

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

| |
|---|
| Nil |

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

The consolidated entity has adopted the revised Accounting Standard AASB 1027 "Earnings Per Share" and has, for the first time, determined basic and diluted earnings per share in accordance with the standard.
There were no material differences in the calculation of basic and diluted earnings per share as a result of adopting the revised standard.

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

| |
|---|
| Nil |

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

| |
|---|
| Nil |

## Additional disclosure for trusts

| | |
|---|---|
| 20.1 Number of units held by the management company or responsible entity or their related parties. | not applicable |

+ See chapter 19 for defined terms.

| | |
|---|---|
| 20.2 A statement of the fees and commissions payable to the management company or responsible entity.<br>Identify:<br>• initial service charges<br>• management fees<br>• other fees | not applicable |

## Annual meeting

*(Preliminary final report only)*

The annual meeting will be held as follows:

| | |
|---|---|
| Place | To be advised |
| Date | To be advised |
| Time | |
| Approximate date the +annual report will be available | On or before 23 October 2002. |

## Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used: not applicable

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.

- [x] The +accounts have been audited.
- [ ] The +accounts have been subject to review.
- [ ] The +accounts are in the process of being audited or subject to review.
- [ ] The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications will follow immediately they are available.

6 The entity has a formally constituted audit committee.

Sign here: ..........(signature).......... Date: 13/9/02
Company Secretary

Print name: Rick A. Pullia

+ See chapter 19 for defined terms.

**TENNYSON NETWORKS LIMITED**
**Attachment to Appendix 4B Preliminary Final Report**
**Financial year ended 30 June 2002**

**Segment Information**

| | Consolidated | |
|---|---|---|
| | **2002** | **2001** |
| | **$000** | **$000** |
| **Operating Revenue** | | |
| - Australia | 2,829 | 2,741 |
| - Overseas | - | 646 |
| | 2,829 | 3,387 |
| **Segment Result** | | |
| - Australia | (4,882) | (12,495) |
| - Overseas | - | 307 |
| | **(4,882)** | **(12,188)** |
| **Segment Assets** | | |
| - Australia | 3,286 | 12,131 |
| - Overseas | - | - |
| | 3,286 | 12,131 |

The consolidated entity operates within one business segment, being the telecommunications industry. All of its operations are now based in Australia where it derives the majority of its revenue and all expenses, with exports to selected overseas markets.

+ See chapter 19 for defined terms.

## Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

    Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance*.

    Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

    **Format** The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting*, and *AASB 1040: Statement of Financial Position*. Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

    **Basis of revaluation** If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets*. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the

+ See chapter 19 for defined terms.

management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting*. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

+ See chapter 19 for defined terms.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15 **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 1018* must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

**Relevant Items** *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018*. There is an equivalent requirement in *AASB 1029: Interim Financial Reporting*. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations*.

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+ See chapter 19 for defined terms.